Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146457

CNL LIFESTYLE PROPERTIES, INC. Supplement No. Three dated October 9, 2008 to Prospectus dated April 9, 2008

This Supplement is part of, and should be read in conjunction with, our prospectus dated April 9, 2008 and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Information By Reference” in this Supplement. This Supplement replaces all prior Supplements and Sticker Supplements to the prospectus. Capitalized terms used in this Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Lifestyle Properties” means CNL Lifestyle Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have acquired and properties we have entered into commitments to acquire is presented in this Supplement as of October 3, 2008, and all references to property acquisitions and commitments should be read in that context. Properties we acquire and properties we enter into commitments to acquire after October 3, 2008 will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

At October 3, 2008, we had a portfolio of 112 lifestyle properties within four asset classes: Ski and Mountain Lifestyle, Golf, Attractions and Additional Lifestyle Properties. Ten of these 112 properties are owned through unconsolidated joint ventures and three are located in Canada. We have nine loans outstanding. Most of our properties are leased on a long-term basis to third-party tenants and are managed by third-party operators that we generally consider to be significant industry leaders.

Since July 9, 2008, we have acquired the following properties:

Property	Location	Operator	Purchase Price (millions)	Date Acquired	Initial Annualized Base Rent[1]	Initial Rate of Base Rent[2]
Montgomery Country Club	Laytonsville, MD	Traditional Golf	$6.3	9/11/08	$626,000	9.9%
The Links at Challedon Golf Club	Mount Airy, MD	Traditional Golf	$3.7	9/11/08	$349,000	9.6%
Myrtle Waves Water Park	Myrtle Beach, SC	PARC Management	$9.1	7/11/08	$869,000	9.5%

Through September 2008, all of our tenants are current under the terms of their leases with the exception of EAGLE Golf that leases 43 golf courses with annualized base rent of $37.7 million. In June 2008, we agreed to defer rent payments totaling $2.2 million and in September 2008 agreed to defer additional rent payments totaling $1.6 million owed under the leases with this tenant until December 31, 2008. As discussed below, we believe we have resolved this situation with our tenant. At this time, we do not believe that the values of any of our properties have been impaired. We will continue to closely monitor the operations of all of our tenants and the valuation of our properties as we work through current economic conditions.

FOOTNOTES:

[1]	These figures do not include percentage rent and GAAP straight-lining adjustments and therefore will be different than the revenues reported for these properties.

[2]	The Initial Rate of Base Rent is calculated by dividing Initial Annualized Base Rent by Purchase Price.

We currently have approximately $230 million in cash and cash equivalents and $50 million available to draw under our revolving line of credit to take advantage of buying opportunities in this environment. We have no near-term debt maturities, with the first significant maturity occurring in the middle of 2010.

We continue to monitor the third-party depository institutions that hold our cash and cash equivalents on a daily basis. Our emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds. To that end, we have diversified our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities. We have attempted to select institutions that we believe are strong based on our own evaluation of their financial stability and exposure to poor performing assets. Additionally, where possible we have invested our cash in vehicles backed by the U.S. government such as money market funds that hold U.S. Treasury securities.

We have realigned our investment efforts into two key disciplines — business development and operations. On September 10, 2008, our board appointed Baxter R. Underwood as Senior Vice President and Chief Investment Officer to manage our business development efforts. On the same date, Daniel B. Crowe, formerly Senior Vice President of Portfolio Management, became responsible for asset management of our investments within the additional lifestyle properties asset class, as well as risk management and tenant services across the entire company portfolio. Both officers serve in corresponding positions at our Advisor.

On September 23, 2008, we made a loan to Boyne and certain of its subsidiaries in the amount of $68.0 million. The loan matures on September 22, 2010, earns interest at a rate of 12.0% per year and requires monthly interest payments. The loan is collateralized by a first priority lien on certain of the real and personal property assets related to the operation of The Big Sky Resort, less certain real estate retained by Boyne for development. The Big Sky Resort is a ski resort located in Big Sky, Montana, which is in the Rocky Mountains near Yellowstone National Park. The loan is further secured by an unconditional payment and performance guaranty from Boyne. As a condition to the loan, Boyne agreed to make improvements to The Big Sky Resort, including the completion of a new maintenance facility and completion of certain environmental remediation. Concurrently with the loan transaction, we entered into an asset purchase agreement with Boyne to acquire The Big Sky Resort for a purchase price of $74.0 million. The closing of such acquisition must occur by September 17, 2010. At the closing of the purchase of The Big Sky Resort, we will enter into a long-term lease with Boyne to operate the property.

EAGLE Golf, notified us in June 2008 that it was having working capital shortages and would be unable to pay the full amount of June 2008 rent. At that time, we evaluated the situation and agreed to allow this tenant to defer $2.2 million in rent until the end of its seasonally busy period on September 30, 2008.

Subject to execution of a definitive agreement, we expect to enter into an Omnibus Lease Resolution Agreement (the “Agreement”) with EAGLE Golf, its parent, Premier Golf Management, Inc. (“PGMI”) and certain other parties to resolve its issues, including the restructuring of PGMI and EAGLE Golf under existing management. Under the terms of the Agreement, we will defer approximately $9.3 million (including the $2.2 million previously deferred in June and the $1.6 million previously deferred in September) of the rent owed by EAGLE Golf through December 31, 2008 in order to provide it with working capital in the short-term. This deferral equates to less than 25 percent of the annual rent owed by this tenant. In exchange, EAGLE Golf will release to us $11.8 million in cash security deposits held pursuant to our leases and we will release EAGLE Golf from its obligations under the leases to provide us with certain letters of credit as additional security deposits. As part of the transactions subject to the Agreement, PGMI will guarantee EAGLE Golf’s lease obligations and the sole shareholder of PGMI will pledge 100 percent of his stock in PGMI to us. The $11.8 million in cash security deposits will be used to offset the $9.3 million in deferred rent and, accordingly, we anticipate recognizing the full amount of rent due under the existing leases during 2008.

Pursuant to the Agreement, EAGLE Golf will have until October 31, 2008 to procure an established golf operator or third-party investor willing to acquire, invest in or merge with, EAGLE Golf subject to negotiation with us regarding an acceptable cash security deposit to be delivered in connection with the leases, the establishment by EAGLE Golf of a working capital line of credit to be available to support lease payments to us and other operating expenses, and $25.0 million in minimum net worth.

If EAGLE Golf does not procure an acceptable operator or investor by October 31, 2008 that meets the conditions set forth above, we will have the right to select one of the following three options:

•	Recommend a qualified operator or investor to EAGLE Golf which would then, if acceptable, acquire or merge with EAGLE Golf;

•

Terminate all leases, subject to obtaining consents on certain of the leasehold courses. Following termination, we anticipate that the courses would be operated by independent third-party managers for up to three years while we identify new tenants; or

•	Re-negotiate and/or terminate certain leases with EAGLE Golf, and lease those that are terminated to new tenants.

In the event that we consummate any of the transactions set forth above, the PGMI guarantee and stock pledge over the PGMI shares would be terminated and released.

We expect that any leases we enter into with new tenants or any amended leases that remain with EAGLE Golf will include a temporary partial reduction in annual base rent. However, we anticipate that base rent will decrease no more than 30 percent from current levels.

We can provide no assurance that we will finalize the Agreement with EAGLE Golf, that these options will ultimately be successful or that EAGLE Golf will not continue to experience financial problems. Additionally, the rent deferrals and amended lease terms will result in less cash available for distributions to our shareholders, at least for the near-term, than we would have had under the existing leases. However, we believe that entering into the Agreement and ultimately working through the options it provides is in the best interest of creating long-term value for our shareholders.

As of August 31, 2008, we had received approximately $143.4 million in subscription proceeds for this offering from the sale of 13.9 million shares. As of that same date, we had received approximately $2.2 billion (218.8 million shares) in total proceeds in connection with our public offerings, including $94.5 million (9.9 million shares) received through our reinvestment plan. Our total subscription proceeds do not include $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of our initial offering and $1.2 million for 117,706 restricted common shares issued to CNL Financial Group, Inc. in December 2004.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to various documents. The information incorporated by reference is an important part of this Supplement and the information that we file later with the Commission may update and supersede the information in this Supplement including the information we incorporated by reference. For information on how to access this information, see the following section of this Supplement entitled, “Where You Can Find More Information.”

We incorporate by reference the following documents that we have previously filed with the Commission:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed on March 18, 2008, including information specifically incorporated by reference therein from the Proxy Statement for our 2008 Annual Meeting;

•	Definitive Proxy Statement on Schedule 14A filed on April 28, 2008;
•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed on May 14, 2008;
•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed on August 14, 2008;
•	Periodic Report on Form 8-K filed on January 16, 2008;
•	Periodic Report on Form 8-K filed on January 31, 2008;
•	Periodic Report on Form 8-K filed on March 20, 2008; and
•	Periodic Report on Form 8-K filed on March 26, 2008.

Upon request we will provide to each person, including a beneficial owner, to whom this Supplement is delivered, a copy of any or all of the information that we have incorporated by reference into this Supplement but have not delivered to investors. To receive a free copy of those documents, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to:

CNL Client Services

PO Box 4920

Orlando, FL 32802

866-650-0650, option 3

www.cnl.com

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirement of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission located at 100 F Street, NE, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. Copies of such materials can be obtained from the Public Reference Section of the Commission at prescribed rates. Such materials, except for the annual report, may also be accessed electronically by the public on the Commission’s website accessible via the internet at http://www.sec.gov and through our website at http://www.cnllifestylereit.com. Unless specifically listed above in “Incorporation of Certain Information by Reference,” the information contained on the Commission website is not intended to be incorporated by reference into this Supplement.

We have filed a registration statement on Form S-11, of which this Supplement forms a part, and related exhibits with the Commission under the Securities Act. The registration statement contains additional information about us and this offering. You can inspect or access electronically the registration statement and exhibits by the means described in the paragraph above.

RISK FACTORS

The following paragraphs are added directly under the heading “Real Estate and Other Investment Risks” in the “Risk Factors – Real Estate and Other Investment Risks” section on page 15 of the prospectus:

Economic slowdowns could disproportionately affect the lifestyle properties in which we invest, and the financial difficulties of our tenants and operators could adversely affect us.

Economic slowdowns could disproportionately affect the lifestyle properties in which we invest. Although a downturn in the real estate industry could significantly adversely affect the value of our properties, a downturn in the ski, golf, attractions and other lifestyle industries in which we invest could compound the adverse affect. Economic weakness combined with higher costs, especially for energy, food and commodities, is putting considerable pressure on consumer spending. Continued reductions in consumer spending due to weakness in the economy and uncertainties regarding future economic prospects could adversely affect our tenants’ abilities to pay rent to us and thereby have a negative impact on our results of operations. In addition, negative events impacting the capital markets may reduce the amount of working capital available to our tenants which may affect their ability to pay rent.

Yields on and safety of deposits may be lower due to the extensive decline in the financial markets.

Until we invest the proceeds of the offering in properties, we generally hold those funds in permitted investments that are consistent with preservation of liquidity and safety. The investments include money market funds, bank money market accounts and CDs or other accounts at third-party depository institutions. While we believe the funds are protected based on the quality of the investments and the quality of the institutions that hold our funds, there can be no assurance that continued or unusual declines in the financial markets won’t result in a loss of some or all of these funds or reductions in cash flows from these investments.

MANAGEMENT COMPENSATION

The following sentence is deleted from the paragraph on page 39 directly under the chart heading “FEES PAID IN CONNECTION WITH ACQUISITIONS, INVESTMENTS OR LOANS” in the “Management Compensation” section of the prospectus:

Acquisition Fees payable to our Advisor on sales of 500,000 shares or more to a “purchaser” (as defined in “Plan of Distribution”) may be reduced to 1.0% of Gross Proceeds received in connection with such sales, provided all such shares are purchased through the same registered investment adviser, participating broker, or our Managing Dealer.

The following sentence is added to the end of the second paragraph directly under the chart heading “FEES PAID IN CONNECTION WITH ACQUISITIONS, INVESTMENTS OR LOANS” in the “Management Compensation” section on page 40 of the prospectus:

If, after we have invested all of our Net Offering Proceeds, we acquire a property using our line of credit and then later refinance that property with permanent debt, then an Acquisition Fee will be paid, but only on the incremental amount of funds above the original debt from the line of credit used to purchase such property.

BUSINESS

The following updates the “Business – Real Estate Investment Portfolio” section that begins on page 58 of the prospectus:

Overview

As of October 3, 2008, our investments in real estate when aggregated by purchase price were diversified as follows: approximately 25% in ski and mountain lifestyle, 29% in golf, 24% in attractions and 22% in other lifestyle properties. These assets specifically consist of 54 golf courses, one dealership, one merchandise mart, 18 ski and mountain lifestyle properties, 11 marinas, 25 attractions, one lifestyle residential property and one property held for development.

Our real estate investment portfolio is geographically diversified with properties in 26 states and Canada. We own ski and mountain lifestyle properties in 9 states and Canada with a majority of those properties located in the northeast, California and Canada. Our golf properties are located in 15 states with a majority of those courses located in “Sun Belt” states. Our attractions properties are located in 12 states with a majority located in the southwest.

Operator Concentration

The following table summarizes information about our operator concentration as of October 3, 2008, excluding our equity investments in ten assets owned in joint ventures and two assets, the Mizner Court Apartment complex and the Orlando Grand Plaza Hotel & Suites, which are not subject to long-term leases.

Operator	Number of Properties	Annualized Base Rent[1]	Percent of Revenue
Ski & Mountain Lifestyle
BW Resort	1	$3,882,000	2.6
Booth Creek	3	15,157,000	10.2
Mountain High Associates	1	4,386,000	3.0
Boyne USA	6	22,291,000	15.0

	11	$45,716,000	30.8

Golf
Billy Casper Golf	1	999,000	0.7
EAGLE Golf	43	37,721,000	25.5
Heritage Golf	4	8,631,000	5.8
I.R.I. Golf	1	1,182,000	0.8
Traditional	5	3,366,000	2.3

	54	$51,899,000	35.1

Attractions
Boyne USA	1	2,179,000	1.5
HFE Horizon	2	1,530,000	1.0
PARC Management	9	32,688,000	22.0
Trancas	11	3,255,000	2.2

	23	$39,652,000	26.7

Additional Lifestyle Properties
Marinas International	11	10,375,000	7.0
Route 66 Real Estate	1	559,000	0.4

	12	$10,934,000	7.4

Total	100	$148,201,000	100

Golf Courses

The following replaces the first sentence in the first paragraph under the “Business – Real Estate Investment Portfolio – Golf Courses – Golf Course Industry Overview” section on page 63 of the prospectus:

According to the 2007 National Golf Foundation’s first quarter report, there were a total of 15,990 courses in the U.S.

The following replaces the first sentence in the first paragraph under the “Business – Real Estate Investment Portfolio – Golf Courses – Our Golf Operators and Properties” section on page 63 of the prospectus:

We currently own 54 golf courses located throughout 15 states, with the majority of those courses located in the “Sun Belt” states of Arizona, California, Texas and Florida.

FOOTNOTE:

[1]	These figures do not include percentage rent and GAAP straight-lining adjustments and therefore will be different than the revenues reported for these properties.

The following information supplements the chart in the “Business – Real Estate Investment Portfolio – Golf Courses – Properties Operated by EAGLE Golf” section beginning on page 63 of the prospectus:

	Property Description	Date Acquired	Purchase Price	Federal Income Tax Basis of Depreciable Portion of Property
David L. Baker Golf Course Fountain Valley, California	18-hole public course	4/17/08	$9,492	$9,492

Las Vegas Golf Club Las Vegas, Nevada	18-hole public course	4/17/08	$10,951	$10,951

Meadowlark Golf Course Huntington Beach, California	18-hole public course	4/17/08	$16,945	$16,945

The following information is added to the end of the “Business – Real Estate Investment Portfolio – Golf Courses – Properties Operated by EAGLE Golf” section beginning on page 63 of the prospectus:

In June 2008, EAGLE Golf notified us that it was having working capital shortages and would be unable to pay the full amount of June 2008 rent. At that time, we evaluated the situation and agreed to allow this tenant to defer $2.2 million in rent until the end of its seasonally busy period on September 30, 2008.

Subject to execution of a definitive agreement, we expect to enter into an Omnibus Lease Resolution Agreement (the “Agreement”) with EAGLE Golf, its parent, Premier Golf Management, Inc. (“PGMI”) and certain other parties to resolve its issues, including the restructuring of PGMI and EAGLE Golf under existing management. Under the terms of the Agreement, we will defer approximately $9.3 million (including the $2.2 million previously deferred in June and the $1.6 million previously deferred in September) of the rent owed by EAGLE Golf through December 31, 2008 in order to provide it with working capital in the short-term. This deferral equates to less than 25 percent of the annual rent owed by this tenant. In exchange, EAGLE Golf will release to us $11.8 million in cash security deposits held pursuant to our leases and we will release EAGLE Golf from its obligations under the leases to provide us with certain letters of credit as additional security deposits. As part of the transactions subject to the Agreement, PGMI will guarantee EAGLE Golf’s lease obligations and the sole shareholder of PGMI will pledge 100 percent of his stock in PGMI to us. The $11.8 million in cash security deposits will be used to offset the $9.3 million in deferred rent and, accordingly, we anticipate recognizing the full amount of rent due under the existing leases during 2008.

Pursuant to the Agreement, EAGLE Golf will have until October 31, 2008 to procure an established golf operator or third-party investor willing to acquire, invest in or merge with, EAGLE Golf subject to negotiation with us regarding an acceptable cash security deposit to be delivered in connection with the leases, the establishment by EAGLE Golf of a working capital line of credit to be available to support lease payments to us and other operating expenses, and $25.0 million in minimum net worth.

If EAGLE Golf does not procure an acceptable operator or investor by October 31, 2008 that meets the conditions set forth above, we will have the right to select one of the following three options:

•	Recommend a qualified operator or investor to EAGLE Golf which would then, if acceptable, acquire or merge with EAGLE Golf;
•

Terminate all leases, subject to obtaining consents on certain of the leasehold courses. Following termination, we anticipate that the courses would be operated by independent third-party managers for up to three years while we identify new tenants; or

•	Re-negotiate and/or terminate certain leases with EAGLE Golf, and lease those that are terminated to new tenants.

In the event that we consummate any of the transactions set forth above, the PGMI guarantee and stock pledge over the PGMI shares would be terminated and released.

We expect that any leases we enter into with new tenants or any amended leases that remain with EAGLE Golf will include a temporary partial reduction in annual base rent. However, we anticipate that base rent will decrease no more than 30 percent from current levels.

We can provide no assurance that we will finalize the Agreement with EAGLE Golf, that these options will ultimately be successful or that EAGLE Golf will not continue to experience financial problems. Additionally, the rent deferrals and amended lease terms will result in less cash available for distributions to our shareholders, at least for the near-term, than we would have had under the existing leases. However, we believe that entering into the Agreement and ultimately working through the options it provides is in the best interest of creating long-term value for our shareholders.

The following subsection is added to the “Business – Real Estate Investment Portfolio – Golf Courses” section beginning on page 63 of the prospectus:

Properties Operated by Traditional Golf. Traditional Golf Properties, LLC, owner and operator of private and public golf courses in Virginia, Connecticut and Maryland, which was founded in 2000 and originally named Coastal Clubs Inc., currently operates five of our golf courses. Prior to our acquisition of these properties, none of Traditional Golf, or any of its subsidiaries or affiliates, was related to us, affiliated with us or a partner in our business.

We have leased the following properties to Traditional Golf for an initial term of 20-years with six five-year renewal options.

	Property Description	Date Acquired	Purchase Price	Federal Income Tax Basis of Depreciable Portion of Property
The Tradition Golf Club at Broad Bay Virginia Beach, Virginia	18-hole private course	3/26/08	$9,229	$7,551

The Tradition Golf Club at Kiskiack Williamsburg, Virginia	18-hole public course	3/26/08	$6,987	$5,412

The Tradition Golf Club at The Crossings Glen Allen (Richmond), Virginia	18-hole public course	3/26/08	$10,084	$7,157

Montgomery Country Club Laytonsville, Maryland	18-hole private course	9/11/08	$6,300	$5,140

The Links at Challedon Golf Club Mount Airy, Maryland	18-hole public course	9/11/08	$3,650	$3,223

Attractions

The following replaces the last two sentences in the paragraph beginning under the “Business – Real Estate Investment Portfolio – Attractions – Amusement Parks Industry Overview” section beginning on page 67 of the prospectus:

According to a 2007 report by PricewaterhouseCoopers, LLP and Wilkofsky Gruen Associates, overall spending will increase from $12.0 billion in 2007 (up 6.7% from $11.5 billion in 2006) to $14.0 billion in 2011, growing at a compound annual rate of 3.9%. Attendance is projected to increase from 341 million in 2007 (up 2.3% from 335 million in 2006) to 367 million in 2011, a 1.8 % compound annual growth rate.

The following replaces the first sentence in the first paragraph under the “Business – Real Estate Investment Portfolio – Attractions – Our Attraction Operators and Properties” section on page 67 of the prospectus:

We currently own 25 attraction properties, including properties in the amusement and theme parks, outdoor and indoor waterparks and family entertainment center sub-categories (some of which combine amusement and waterpark activities in a single location and facility).

The following replaces the first sentence in the first paragraph under the “Business – Real Estate Investment Portfolio – Attractions – Properties Operated by PARC” section on page 70 of the prospectus:

PARC Management, LLC, a theme park management company formed in 2002 and headquartered in Jacksonville, Florida, operates three waterparks and four theme parks, which were previously owned by Six Flags, Inc. (collectively, the “Parks”) and operates an additional waterpark in South Carolina, all as described below.

The following replaces the first sentence of the second paragraph under the “Business – Real Estate Investment Portfolio – Attractions – Properties Operated by PARC” section on page 70 of the prospectus:

The Parks operate in regional markets and generally open in April and close in late October.

The following replaces the third paragraph under the “Business – Real Estate Investment Portfolio – Attractions – Properties Operated by PARC” section on page 70 of the prospectus:

We have entered into leases with PARC Management for the Parks with the initial terms ending December 2029 and three ten-year renewal options, except for Darien Lake which has two ten-year renewal options and one four-year renewal option. We have also entered into a lease with PARC Management for Myrtle Waves Water Park for a term of 20 years with three ten-year renewal options.

The following information supplements the chart in the “Business – Real Estate Investment Portfolio – Attractions – Properties Operated by PARC” section beginning on page 70 of the prospectus:

	Property Description	Date Acquired	Purchase Price	Federal Income Tax Basis of Depreciable Portion of Property
Myrtle Waves Water Park Myrtle Beach, South Carolina	20.17 - acre water park	7/11/08	$9,100	$9,100

Additional Lifestyle Properties

The following information supplements the chart under the “Business – Real Estate Investment Portfolio – Additional Lifestyle Properties – Properties Operated by Marinas International” section beginning on page 72 of the prospectus:

	Property Description	Date Acquired	Purchase Price	Federal Income Tax Basis of Depreciable Portion of Property
Brady Mountain Resort & Marina Royal (Hot Springs), Arkansas	585 wet slips; 55 dry storage units	4/10/08	$14,140	$14,140

The following section is added to the end of the “Business – Real Estate Investment Portfolio” section on page 74 of the prospectus:

Property Held for Development

Following a foreclosure, we own a 399-room hotel located in Orlando, Florida, on International Drive, within eight miles of Walt Disney World. The property is currently closed while we finalize plans for redevelopment. The reopening or redevelopment of the property will include a significant capital investment.

Loan Portfolio

The following table summarizes our loan portfolio as of June 30, 2008:

Borrower and Description of Property	Date of Loan Agreement	Maturity Date	Interest Rate	Loan Principal Amount	Accrued Interest
Shorefox Development, LLC (lifestyle community development)(1)	3/13/2006	3/10/2009	13.50%	$40,000	$2,384

Marinas International, Inc. (four marinas)	12/22/2006	12/22/2021	10.25%	39,151	1,041

Booth Creek Resort Properties LLC (two ski properties & one parcel of land)	1/18/2007	1/19/2010	15.0%	12,000	1,136

Total				91,151	$4,561

Accrued interest				4,561
Acquisition fees, net				1,652
Loan origination fees, net				(62)

Total carrying amount				$97,302

FOOTNOTES:

(1)

Pursuant to the loan agreement, we agreed to provide financing of up to $40.0 million in connection with the development of the infrastructure of an Orvis®-branded lifestyle community in Granby, Colorado. The loan matures on March 10, 2009 and requires interest payments based on an annual interest rate of 9.5% paid monthly with the remaining 4.0% becoming due and payable upon the loan’s maturity. The loan is collateralized by a first mortgage on the majority of the Granby property. In January 2008, the borrower advised us that it was having financial difficulties and would no longer be able to fund debt service on the loan. The loan was deemed impaired and we ceased recording interest on the loan. On April 2, 2008, we filed a complaint to foreclose on the collateral of the loan. We believe that the value of the underlying collateral exceeds the balance of principal as well as accrued and deferred interest and, therefore, have not established an allowance for loan losses for this loan.

On February 28, 2006, we made a $16.8 million loan to Plaza Partners, LLC, which was used to purchase the Orlando Grand for conversion to a condominium hotel. On February 28, 2007, the loan matured and the borrower was unable to repay the loan. On June 15, 2007, we filed a complaint to foreclose on the collateral of the loan and on May 28, 2008, we settled with the borrower and took possession of the property. In connection with the settlement, we paid $756,000 in settlement and transaction costs and released the borrower of its obligations of $18.5 million, including accrued interest of $1.7 million, in exchange for ownership of the property. The property is currently closed and is in the initial stages of a significant redevelopment.

The following description is added to the end of the “Business – Loan Portfolio” section beginning on page 84 of the prospectus:

Boyne USA, Inc. On September 23, 2008, we made a loan to Boyne and certain of its subsidiaries in the amount of $68.0 million. The loan matures on September 22, 2010, earns interest at a rate of 12.0% per year and requires interest payments monthly. The loan is collateralized by a first priority lien on certain of the real and personal property assets related to the operation of The Big Sky Resort, less certain real estate retained by Boyne for development. The Big Sky Resort is a ski resort located in Big Sky, Montana, which is in the Rocky Mountains near Yellowstone National Park. The loan is further secured by an unconditional payment and performance guaranty from Boyne. The loan may be prepaid at any time, with sufficient prior notice, and may be accelerated upon customary events of default. As a condition to the loan, Boyne agreed to make improvements to The Big Sky Resort, including the completion of a new maintenance facility and completion of certain environmental remediation. Boyne has deposited $5.0 million in escrow as security for and for payment of Boyne’s obligations to complete such improvements. Concurrently with the loan transaction, we entered into an asset purchase agreement with Boyne to acquire The Big Sky Resort for a purchase price of $74.0 million. The closing of such acquisition must occur on a date which is the earlier of (i) September 17, 2010 or (ii) the date designated in a written notice from Boyne to us; provided that if the loan is repaid or if the maturity date of the loan is accelerated prior to the closing of the acquisition of The Big Sky Resort, we have the right to accelerate the closing to the date of repayment of the loan or to any date following the accelerated maturity date of the loan. At the closing of the purchase of The Big Sky Resort, we will enter into a long-term lease with Boyne to operate the property.

The following description is added to the “Business – Financing and Borrowings” section beginning on page 85 of the prospectus:

Traditional Golf Financing. We assumed a loan from The Tradition Golf Club at Broad Bay LLC on the Tradition Golf Broad Bay property as part of the consideration for our acquisition of three golf properties from Traditional Golf on March 26, 2008. The loan had an outstanding balance of approximately $5.9 million as of March 26, 2008, is amortized over 25 years and matures on March 1, 2016. The loan bears interest at a fixed rate of 7.28% and requires monthly payments of principal and interest. Prepayment is not allowed on the loan. The loan was originated by GMAC Commercial Mortgage Bank.

The following sentence replaces the last sentence in the last paragraph under the “Business – Financings and Borrowings – Intrawest Financing” section beginning on page 86 of the prospectus:

The loans bear interest at a fixed rate of 5.75%, require the subsidiaries of our unconsolidated partnership with Intrawest Corporation to make monthly principal and interest payments in the aggregate amount of $289,389 (based on a 25-year amortization), mature on June 1, 2015, and may not be prepaid except with payment of a premium. The balance due upon maturity assuming no prepayment of principal will be approximately $35.0 million.

The following replaces the fifth sentence in the third paragraph under the “Business – Financings and Borrowings – DMC Financing” section on page 87 of the prospectus:

The balance due upon maturity of the $143 million loan, assuming no prepayment of principal, will be approximately $116.7 million.

The following supplements the third paragraph under the “Business – Financings and Borrowings – DMC Financing” section on page 87 of the prospectus:

The balance due upon maturity of the $16.3 million loan, assuming no prepayment of principal, will be approximately $12.5 million.

The following replaces the first sentence in the fourth paragraph under the “Business – Financings and Borrowings – Bretton Woods Financing” section on page 88 of the prospectus:

On May 1, 2007, Colonial Bank, N.A. agreed to extend the maturity of a $20.0 million revolving line of credit from May 1, 2007 to August 1, 2007.

The following sentence replaces the second sentence in the “Business – Financings and Borrowings – Ski Financing” section on page 90 of the prospectus:

The loan is collateralized by a mortgage or deed of trust on each one of the following ski resort properties for the approximate amount indicated: the Northstar-at-Tahoe™ Resort for $41.5 million, the Summit-at-Snoqualmie Resort for $18.0 million, the Sierra-at-Tahoe® Resort for $20.9 million, the Loon® Mountain Resort for $17.1 million and the Brighton Ski Resort for $14.0 million.

SELECTED FINANCIAL DATA

The following selected financial data for CNL Lifestyle Properties should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (in thousands except per share data):

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007 (1)	2007(1)	2006 (1)	2005 (1)	2004 (1)	2003(1)
Operating Data:
Revenues	$102,259	$57,982	$141,183	$22,256	$227	$—	$—
Operating income (loss)	30,053	17,625	35,409	1,478	(4,984)	(1,280)	—
Net income (loss)	19,027	18,829	35,525	19,385	6,583	(683)	—
Net income (loss) per share	0.09	0.14	0.22	0.31	0.33	(0.17)	—
Weighted average number of shares outstanding (basic and diluted)	200,776	137,809	159,807	62,461	19,796	4,076	20
Cash distributions declared and paid (2)	61,272	40,148	94,067	33,726	10,096	1,173	—
Cash distributions declared and paid per share	0.31	0.30	0.60	0.56	0.54	0.26	—
Cash provided by (used in) operating activities	69,624	51,955	117,212	45,293	4,616	755	(199)
Cash used in investing activities	132,245	651,670	1,221,387	562,480	199,063	41,781	—
Cash provided by financing activities	243,689	611,332	842,894	721,293	251,542	77,735	200

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007 (1)	2007(1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)
Balance Sheet Data:
Real estate investment properties	$1,706,713	$1,095,372	$1,603,061	$464,892	$20,953	$—	$—
Investments in unconsolidated entities	162,622	174,479	169,350	178,672	212,025	41,913	—
Mortgages and other notes receivable	97,302	124,839	116,086	106,356	3,171	—	—
Cash	216,237	310,720	35,078	296,163	93,804	36,710	1
Total assets	2,322,979	1,787,687	2,042,210	1,103,699	336,795	85,956	1,312
Long-term debt obligations	501,875	268,797	355,620	69,996	—	—	—
Total liabilities	573,678	325,392	424,896	104,505	12,163	11,004	1,112
Rescindable common stock	—	44,848	—	21,688	—	—	—
Stockholders’ equity	1,749,301	1,417,447	1,617,314	977,506	324,632	74,952	200

Other Data:
Funds from operations (“FFO”) (3)	75,166	52,385	118,378	40,037	14,170	(579)	—
FFO per share	0.37	0.38	0.74	0.64	0.72	(0.14)	—
Properties owned directly at the end of period	99	59	90	42	1	—	—
Properties owned by unconsolidated entities at end of the period	10	10	10	10	10	7	—
Investments in mortgages and other notes receivable at the end of period	8	10	9	7	1	—	—

FOOTNOTES:

(1)	The selected financial data for 2003 covers the period August 11, 2003 (our date of inception) through December 31, 2003. Operations commenced on June 23, 2004 when we received minimum offering proceeds of $2.5 million and funds were released from escrow. We completed our first investment in December 2004. The historical results of operations are not necessarily indicative of future performance due to our limited operating history and our rate of growth attributable to the significant increase in proceeds raised through our offerings as well as the number and magnitude of real estate acquisitions made in the recent periods.

(2)	Cash distributions are declared by the board of directors and generally are based on various factors, including expected and actual net cash from operations and our general financial condition, among others. Approximately 51.7%, 71.6%, 58.0%, 71.9%, 51.9%, 24.0% and 0.0% of the distributions received by stockholders were considered to be ordinary income and approximately 48.3%, 28.4%, 42.0%, 28.1%, 48.1%, 76.0% and 0.0% were considered a return of capital for federal income tax purposes for the six months ended June 30, 2008 and 2007 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively. We have not treated such amounts as a return of capital for purposes of calculating the stockholders’ return on their invested capital, as described in our advisory agreement.

(3)	We consider funds from operations (“FFO”) to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. FFO, based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”) and as used herein, means net income determined in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. We believe that by excluding the effect of depreciation and amortization, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income); (ii) is not necessarily indicative of cash flow available to fund cash needs; and (iii) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies. Accordingly, we believe that in order to facilitate a clear understanding of the consolidated historical operating results, FFO should be considered in conjunction with our net income as reported in the accompanying condensed consolidated financial statements and notes thereto.

Reconciliation of net income (loss) to FFO for the six months ended June 30, 2008 and 2007 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 (in thousands except per share data):

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Net income (loss)	$19,027	$18,829	$35,525	$19,385	$6,583	$(683)	$—

Adjustments:
Depreciation and amortization	48,003	24,626	64,883	8,489	17	—	—
Net effect of FFO adjustment from unconsolidated entities (a)	8,136	8,930	17,970	12,163	7,570	104	—

Total funds from operations	$75,166	$52,385	$118,378	$40,037	$14,170	$(579)	$—

Weighted average number of shares of common stock outstanding (basic and diluted)	200,776	137,809	159,807	62,461	19,796	4,076	20

FFO per share (basic and diluted)	$0.37	$0.38	$0.74	$0.64	$0.72	$(0.14)	$—

FOOTNOTE:

(a)	This number represents our share of the FFO adjustments allowable under the NAREIT definition (primarily depreciation) multiplied by the percentage of income or loss recognized under the HLBV method of accounting.

Funds from operations increased to $0.19 per share for the quarter ended March 31, 2008, as compared to $0.18 per share for the same quarter in 2007 principally due to the increase in rental revenue from properties that were newly acquired during the remainder of 2007 and contributed a full quarter of revenue in 2008. This overall increase was slightly offset with a decrease in net FFO recognized from our unconsolidated ventures.

MANAGEMENT

The following information updates and supplements the chart in the “Management – Directors and Executive Officers” section beginning on page 116 of the prospectus:

Name	Age	Position
Baxter R. Underwood	30	Senior Vice President and Chief Investment Officer
Daniel B. Crowe	40	Senior Vice President

The following information updates and supplements the “Management – Directors and Executive Officers” section beginning on page 116 of the prospectus:

Daniel B. Crowe. Senior Vice President. Mr. Crowe has served as our Vice President from February 2005 to June 2006 and then as our and our Advisor’s Senior Vice President since June 2006. Since joining the company, he has been involved in directing investments and providing general oversight to our property portfolio. He served as Senior Vice President of Portfolio Management from June 2006 to September 2008. Currently as Senior Vice President, he is responsible for direct asset management of our additional lifestyle properties asset class and provides portfolio-wide support in dispositions, risk management and tenant services efforts. Prior to joining us and our Advisor, Mr. Crowe was the managing partner of TIGER Associates, a real estate investment management firm, from 2004 to 2005. From 2002 to 2004, Mr. Crowe was a portfolio manager with TriMont Real Estate Advisors, a real estate investment services company. He received a B.S. in Finance in 1991 from Clemson University.

Baxter R. Underwood. Senior Vice President and Chief Investment Officer. Mr. Underwood has served as our and our Advisor’s Senior Vice President and Chief Investment Officer since September 2008. From September 2005 to September 2008, Mr. Underwood served our Advisor as Vice President of Investments where he oversaw the acquisition and asset management of ski & mountain lifestyle and marina properties, and from February 2004 through September 2005 he served our Advisor as Director of Acquisitions. He originally joined CNL in September 2002 as an analyst for CNL Real Estate Group and subsequently served as a senior analyst for CNL Investment Company until February 2004. Prior to that, Mr. Underwood was employed by Opportunity International, a global microfinance organization, as a consultant consolidating its Latin American operations. He currently serves as secretary of the Board of Directors of HOPE International, a non-profit organization. Mr. Underwood received a B.A. in 2001 from Stanford University.

THE ADVISOR AND THE ADVISORY AGREEMENT

The following information updates and supplements the chart in the “The Advisor and the Advisory Agreement – Our Advisor” section beginning on page 122 of the prospectus:

Name	Age	Position
Baxter R. Underwood	30	Senior Vice President and Chief Investment Officer
Daniel B. Crowe	40	Senior Vice President

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following tables update the corresponding tables which begin on page 127 of the prospectus:

For the six months ended June 30, 2008 and the year ended December 31, 2007, we incurred the following fees (in thousands):

	June 30, 2008	December 31, 2007
Selling commissions	$11,538	$49,921
Marketing support fee & due diligence expense reimbursements	4,947	21,418

Total	$16,485	$71,339

For the six months ended June 30, 2008 and the year ended December 31, 2007, our Advisor earned fees and incurred reimbursable expenses as follows (in thousands):

	June 30, 2008	December 31, 2007
Acquisition fees: (1)
Acquisition fees from offering proceeds	$5,522	$22,652
Acquisition fees from debt proceeds	4,378	8,567

Total	9,900	31,219

Asset management fees: (2)	10,635	14,804

Reimbursable expenses: (3)
Offering costs	2,991	6,371
Acquisition costs	478	364
Operating expenses	2,243	2,488

Total	5,712	9,223

Total fees earned and reimbursable expenses	$26,247	$55,246

FOOTNOTES:

(1)	Acquisition fees are paid for services in connection with the selection, purchase, development or construction of real property, generally equal to 3.0% of gross offering proceeds, and 3.0% of loan proceeds for services in connection with the incurrence of debt.

(2)	Asset management fees are equal to 0.08334% per month of the Company’s “real estate asset value,” as defined in the Company’s prospectus, and the outstanding principal amount of any mortgage loan as of the end of the preceding month.

(3)	The Advisor and its affiliates are entitled to reimbursement of certain expenses incurred on behalf of the Company in connection with the Company’s organization, offering, acquisitions, and operating activities. Pursuant to the advisory agreement, the Company will not reimburse the Advisor any amount by which total operating expenses paid or incurred by the Company exceed the greater of 2% of average invested assets or 25% of net income (the “Expense Cap”) in any expense year, as defined in the advisory agreement. For the three months ended June 30, 2008 and the year ended December 31, 2007, operating expenses did not exceed the Expense Cap.

DISTRIBUTION POLICY

The following information updates “Distribution Policy” on page 134 of the prospectus:

2008 Quarters	First	Second	Third	Fourth	Year
Total distributions declared	$29,911	31,361	—	—	$61,272
Distributions per share	0.1538	0.1538	—	—	0.3075

2007 Quarters	First	Second	Third	Fourth	Year
Total distributions declared	$18,258	$21,890	$26,144	$27,775	$94,067
Distributions per share	0.1500	0.1500	0.1500	0.1500	0.6000

Our net operating income for the quarter ended June 30, 2008 and the year ended December 31, 2007 was $14.0 million and $35.4 million, respectively. For the six months ended June 30, 2008, we declared and paid distributions of approximately $61.3 million ($0.3075 per share). We paid all distributions from cash flows from operating activities.

Our board of directors previously declared distributions of $0.05125 per share to stockholders of record at the close of business on July 1, 2008, August 1, 2008 and September 1, 2008, which distributions were paid by September 30, 2008. Cash distributions treated as a return of capital on a GAAP basis, for purposes of this disclosure, represent the amount of cash distributions in excess of net earnings on a GAAP basis, including deductions for depreciation expense. Historically, the board of directors has declared distributions based on various factors, including cash flows from operations, rather than net earnings on a GAAP basis. No assurance can be made that distributions will be sustained at current levels.

PLAN OF DISTRIBUTION

Procedure Upon Liquidation

The following paragraph replaces the “Plan of Distribution – Procedure Upon Liquidation” section on page 159 of the prospectus:

Any distributions that can be considered a return of capital, special distribution or sales (any large cash outlay) for non-qualified plans or all distributions upon any final liquidation event, will be forwarded to a stockholder’s address of record unless directed elsewhere via written instruction from the stockholder or stockholder’s authorized broker.

The following section is added directly after the “Plan of Distribution – Procedure Upon Liquidation” section on page 159 of the prospectus:

Liquidity of Prior Programs

NASD Rule 2810 requires FINRA member firms selling non-traded public REIT investment programs to disclose whether prior programs offered by the program sponsor liquidated on or during the date or time period disclosed in the prospectuses for those programs. Our Sponsor has sponsored four non-traded public REIT programs. Three of the non-traded public REIT programs have gone full cycle and, for programs in which the prospectus disclosed a date by which the program might be liquidated, all were liquidated prior to such projected date. Non-traded public REIT programs sponsored by our Sponsor have never delayed an investor’s stated liquidity event beyond the date contemplated in the program’s offering documents.

We are the fourth non-traded public REIT program sponsored by our Sponsor and have stated that our exit strategy anticipates listing, liquidating or merging on or before December 31, 2015.

Our Managing Dealer has served as the managing dealer for all four of the above mentioned non-traded public REIT offerings.

Indemnification of Managing Dealer

The following language is added as the second sentence in the “Plan of Distribution – Indemnification of Managing Dealer” section beginning on page 159 of the prospectus:

Pursuant to a selected dealer agreement with Ameriprise Financial Services, Inc. (the “Selected Dealer”), we have agreed, along with our Managing Dealer, to indemnify the Selected Dealer against certain liabilities, including liabilities under the Securities Act and liabilities resulting from our breach of the Selected Dealer Agreement, or to contribute to payments that the Selected Dealer may be required to make in respect thereof. In connection with the Selected Dealer Agreement, we have agreed with our Managing Dealer that, as between us and the Managing Dealer, Article 8 of the Managing Dealer Agreement shall govern all indemnity and contribution matters and shall supersede and replace the provisions of the Selected Dealer Agreement applicable to potential indemnity and contribution claims between us and the Managing Dealer. The Commission and some state securities commissions take the position that indemnification under the Securities Act is against public policy and unenforceable.

Other Compensation

The following paragraphs replace the “Plan of Distribution – Other Compensation” section on page 161 of the prospectus:

In connection with the sale of shares, certain associated persons of our Managing Dealer may perform wholesaling functions for which they will receive compensation in an aggregate amount not to exceed 0.9% of Gross Proceeds, which shall be paid by our Managing Dealer out of its own resources (including any selling commissions or marketing support fees received by it in connection with the sale of shares of our common stock).

In addition, we and, to a lesser extent, our affiliates will pay CNL Capital Markets Corp., our Managing Dealer and their associated persons and affiliates for other expenses incurred, including expenses related to bona fide training and education meetings, sales seminars, wholesaling activities and legal expenses. Amounts paid by us to our Managing Dealer may be paid by our Managing Dealer to any participating brokers. We may also reimburse the participating brokers for certain expenses incurred in connection with the offering. Expenses that we may pay to participating brokers, or those expenses our Managing Dealer reallows to participating brokers, include reimbursements for costs and expenses related to investor and broker/dealer sales and training meetings, broker/dealer bona fide training and education meetings for such meetings conducted by us, our Managing Dealer or participating brokers and including costs of technology associated with the offering and other costs and expenses related to such technology costs. All such expenses are capped at 3.0% of Gross Proceeds.

Underwriting compensation consists of all cash and non-cash compensation paid in connection with the sale of our shares and includes selling commissions, marketing support fees, wholesaling compensation and expense reimbursements, expenses relating to bona fide training and education meetings, sales seminars and sales incentives. The total amount of underwriting compensation paid in connection with the offering will not exceed 10% of Gross Proceeds plus an additional 0.5% of Gross Proceeds for reimbursement of bona fide due diligence expenses.

Purchase Net of Selling Commissions and Marketing Support Fee

The following paragraph replaces the third bullet under “Plan of Distribution – Purchase Net of Selling Commissions and Marketing Support Fee” section on page 161 of the prospectus:

•

clients of an investment adviser registered under the Investment Advisers Act of 1940, as amended, or under applicable state securities laws (other than any registered investment advisor that is also registered as a broker-dealer, with the exception of clients who have “wrap” accounts which have asset-based fees with such dually registered investment adviser/broker-dealer); or

Volume Discounts

The last paragraph is deleted in its entirety in the “Plan of Distribution – Volume Discounts” section on page 162 of the prospectus.

Sales Incentives

The following replaces the third and fourth sentences in the “Plan of Distribution – Sales Incentives” section on page 163 of the prospectus:

Sales incentive programs offered to participating brokers must first be submitted for review by FINRA and comply with FINRA Rule 2710 or 2810, as applicable. Sales incentive programs offered to registered representatives of our Managing Dealer must comply with Rule 2710 or 2810, as applicable, but are not required to be submitted to FINRA.

Subscription Procedures

The following is added to the end of the first paragraph in the “Plan of Distribution – Subscription Procedures” section on page 163 of the prospectus:

Subscribers who wish to purchase shares in this offering at regular intervals may be able to do so through their participating broker by completing the appropriate portion of the subscription agreement or by completing a dividend reinvestment authorization form. Within 30 days after the end of each fiscal quarter, the administrator of the dividend reinvestment plan will mail to each participant a statement of account describing, as to such participant:

•	the distributions received during the quarter;
•	the number of shares purchased during the quarter;
•	the per share purchase price for such shares; and
•	the total administrative charge paid by us on behalf of each participant.

See “Summary of Reinvestment Plan.”

EXPERTS

The following paragraph replaces the final paragraph in our prospectus under “Experts,” which begins on page 68 of our prospectus:

The combined financial statements of the Selected American Golf and National Golf Portfolio of 28 Properties as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and the combined financial statements of the Selected American Golf and National Golf Portfolio of 4 Properties Leasehold Properties as of and for the year ended December 31, 2007, appearing in this prospectus and registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the basis of presentation of the financial statements), and have been so included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS

CNL Lifestyle Properties, Inc.

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The Unaudited Condensed Consolidated Balance Sheets of CNL Lifestyle Properties Inc. (the “Company”) as of June 30, 2008 reflects significant acquisitions as of that date. Please refer to the Company’s Form 10-Q filed on August 14, 2008.

The accompanying Unaudited Pro Forma Condensed Consolidated Statements of Operations are presented for the six months ended June 30, 2008 and for the year ended December 31, 2007 (the “Pro Forma Periods”), and include certain pro forma adjustments to illustrate the estimated effect of all significant acquisitions as if they had occurred on January 1, 2007.

This pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company’s financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma condensed consolidated financial information should not be viewed as indicative of the Company’s financial results or conditions in the future.

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(in thousands, except per share data)

	Historical (1)	Pro Forma Adjustments		Pro Forma Results
Revenues:
Rental income from operating leases	$51,587	$1,131	(2)	$53,157
		439	(3)
Interest income on mortgages and other notes receivable	1,426	—		1,426

Total revenues	53,013	1,570		54,583

Expenses:
Asset management fee to Advisor	5,422	121	(6)	5,543
General and administrative	4,512	—		4,512
Ground lease and permit fees	2,456	439	(3)	2,895
Repairs and maintenance	446	—		446
Other operating expenses	1,253	—		1,253
Depreciation and amortization	24,960	697	(7)	25,657

Total expenses	39,049	1,257		40,306

Operating income	13,964	313		14,277

Other income (expense):
Interest and other income	1,677	—		1,677
Interest expense and loan cost amortization	(8,209)	(94	)(9)	(8,303)
Equity in earnings of unconsolidated entities	(86)	—		(86)

Total other income (expense)	(6,618)	(94)		(6,712)

Net income	$7,346	$219		$7,565

Earnings Per Share of Common Stock (Basic and Diluted)	$0.04			$0.04

Weighted Average Number of Shares of Common Stock Outstanding (Basic and Diluted)	205,095		(10)	205,095

See accompanying notes to unaudited pro forma condensed consolidated financial statements

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

(in thousands, except per share data)

	Historical (1)	Pro Forma Adjustments		Pro Forma Results
Revenues:
Rental income from operating leases	$122,879	$34,065	(2)	$160,394
		3,010	(3)
		440	(4)
Interest income on mortgages and other notes receivable	11,018	40	(5)	11,058
Other operating income	7,286	—		7,286

Total revenues	141,183	37,555		178,738

Expenses:
Asset management fee to Advisor	14,804	4,173	(6)	18,977
General and administrative	9,953	—		9,953
Ground lease and permit fees	5,761	3,010	(3)	8,771
Repairs and maintenance	2,090	—		2,090
Other operating expenses	8,283	—		8,283
Depreciation and amortization	64,883	18,241	(7)	83,124

Total expenses	105,774	25,424		131,198

Operating income	35,409	12,131		47,540

Other income (expense):
Interest and other income	11,135	(10,920	)(8)	215
Interest expense and loan cost amortization	(14,757)	(10,734	)(9)	(25,491)
Equity in earnings of unconsolidated entities	3,738	—		3,738

Total other income (expense)	116	(21,654)		(21,538)

Net income	$35,525	$(9,523)		$26,002

Earnings Per Share of Common Stock (Basic and Diluted)	$0.22			$0.16

Weighted Average Number of Shares of Common Stock Outstanding (Basic and Diluted)	159,807		(10)	165,943

See accompanying notes to unaudited pro forma condensed consolidated financial statements

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Statements of Operations:

(1)	Represents the Company’s historical operating results for the respective pro forma periods being presented.

(2)	Amount represents the estimated aggregate pro forma rental income and percentage rent adjustments from operating leases as a result of the following significant property acquisitions. The pro forma adjustments include the impact of straight-lining of rents and represent the estimated additional income as if the properties had been owned during the entire pro forma periods. Percentage rent is generally based on a percentage of gross revenues. The historical revenues of the properties were used to estimate percentage rent for the pro forma periods presented (in thousands).

		Pro Forma Adjustments
Properties	Acquisition Date	Year Ended December 31, 2007	Six Months Ended June 30, 2008
American Golf Portfolio (i)	Various	$26,120	$1,131
Booth Creek Commercial	10/2/2007	1,066	—
The Parks	4/6/2007	6,219	—
Booth Creek Ski	1/19/2007	660	—

Total		$34,065	$1,131

FOOTNOTE:

(i)	Between November 30, 2007 and December 17, 2007, the Company acquired 24 golf properties as part of a larger portfolio transaction. On March 7, 2008, the Company acquired one additional property, and on April 17, 2008 an additional three properties were acquired, which completed the portfolio transaction.

(3)	Represents the estimated pro forma adjustments for ground leases, park use permit and land permit fees paid by the third-party tenants related to the properties. Ground leases, park use permit and land permit fees are generally a percentage of gross revenue exceeding a certain threshold. The historical revenues of the properties were used to estimate ground leases, park use permit and land permit fees for the pro forma periods presented (in thousands).

	Pro Forma Adjustments
Properties	Year Ended December 31, 2007	Six Months Ended June 30, 2008	Description
American Golf Portfolio	$2,089	$439	Six long-term ground leases
Booth Creek Ski	334	—	U.S. Forest Service ski area permit
The Parks	587	—	Two long-term ground leases

Total	$3,010	$439

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Statements of Operations (Continued):

(4)	FF&E reserve income represents amounts set aside by the tenants and paid to the Company for capital expenditure purposes. The Company has exclusive rights to and ownership of the accounts. Generally, the amounts are based on an agreed upon percentage of the tenants’ gross revenues as defined in the respective leases. The historical revenues of the properties were used to estimate FF&E reserves due under the leases for the pro forma periods presented (in thousands).

	Pro Forma Adjustments
Properties	Year Ended December 31, 2007		Six Months Ended June 30, 2008
American Golf Portfolio	$—	(i)	$—	(i)
Booth Creek Ski & Commercial	30		—
The Parks	410		—

Total	$440		$—

FOOTNOTE:

(i)	No FF&E funding is required during the first two lease years in accordance with the lease agreement.

(5)	In connection with the Booth Creek Ski transaction completed on January 19, 2007, the Company made a $12.0 million loan to Booth Creek Ski Holdings, Inc. The loan requires monthly interest-only payments based on an annual percentage rate of 9.0%. At maturity, the borrower will pay the entire unpaid principal balance and an exit fee equal to the aggregate of monthly interest payments that would have been payable if the interest rate had been 15.0%. The pro forma adjustments include interest income of approximately $47,000 and the amortization of acquisition fees of approximately $7,000 for the year ended December 31, 2007.

(6)	Represents asset management fees associated with owning interests in or making loans in connection with real estate. The assets and loans are managed by the Company’s Advisor for an annual asset management fee of 1% of the Company’s pro-rata share of the “Real Estate Asset Value” as defined in the Company’s Prospectus.

[Intentionally left blank]

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Statements of Operations (Continued):

(7)	Depreciation and amortization is computed using the straight-line method of accounting over the estimated useful lives of the related assets or the related lease terms, if shorter. The pro forma adjustments represent the estimated additional expenses as if the assets had been owned during the entire pro forma periods presented (in thousands).

				Pro Forma Adjustments
Properties	Assets	Purchase Price	Estimated Useful Life	Year Ended December 31, 2007	Six Months Ended June 30, 2008
American Golf	Land	$78,659	n/a	$—	$—
Portfolio	Land improvements	125,705	15 years	7,630	369
	Leasehold interests	19,533	32 years	598	214
	Buildings	80,714	36 years	2,015	91
	FF&E	14,903	5 years	2,474	23

	Total	$319,514		$12,717	$697

Booth Creek Ski	Land	$37,105	n/a	$—	$—
& Commercial	Land improvements	60,743	15 years	439	—
	Permit rights	1,932	40 years	4	—
	Buildings	48,573	39 years	525	—
	Ski lifts	16,154	20 years	42	—
	FF&E	37,277	5 years	517	—
	Intangible—in place lease	4,016	20 years	23	—

	Total	$205,800		$1,550	$—

The Parks	Land	$102,098	n/a	$—	$—
	Land improvements	52,696	15 years	403	—
	Leasehold interests	6,587	57 years	—	—
	Buildings	59,282	39 years	509	—
	FF&E	36,228	5 years	1,674	—
	Ride equipment	65,869	25 years	1,293	—
	Intangible—in place leases	6,587	22 years	95	—

	Total	$329,347		$3,974	$—

	Total—All Properties			$18,241	$697

The above purchase price allocations, in some instances, are preliminary. The final allocations of purchase price may include other identifiable assets which may have varying estimated lives and could impact the amount of future depreciation or amortization expense.

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Statements of Operations (Continued):

(8)	Reflects a reduction in interest income due to the decrease in the amount of cash available to invest in interest bearing accounts assuming all of the acquisitions had occurred on January 1, 2007.

(9)	Represents the estimated pro forma adjustments for additional interest expense as if the financing was obtained on January 1, 2007 in connection with the Company’s acquisitions (in thousands).

			Pro Forma Adjustments
Description	Principal Balance	Fixed Interest Rate	Year Ended December 31, 2007	Six Months Ended June 30, 2008
Third-party golf financing	$140,000	6.09%	$8,526	$94
Seller Financing—Parks transaction	22,000	8.75%	502	—
Third-party ski financing	111,500	6.11%	1,706	—

Total	$273,500		$10,734	$94

(10)	Historical earnings per share were calculated based upon the actual weighted average number of shares of common stock outstanding during the respective pro forma periods presented. The pro forma earnings per share were calculated assuming that proceeds from the sale of shares were sufficient to fund the acquisitions as if they occurred on January 1, 2007 outside of debt and security deposit and that those shares of common stock were outstanding for the entire pro forma periods presented.

INDEX TO OTHER FINANCIAL STATEMENTS

The following financial information is filed as part of the Prospectus Supplement as a result of the Company’s completed acquisition of the three leasehold interests from American Golf Corporation. For information regarding this investment and the leases into which the Company has entered, see the “Business—Real Estate Portfolio—Our Golf Operators and Properties—Properties Operated by EAGLE Golf” in the prospectus.

Page
Selected American Golf and National Golf Properties

Unaudited Combined Financial Statements as of March 31, 2008 and December 31, 2007 and for the Three months ended March 31, 2008 and 2007

Combined Balance Sheets	F-11

Combined Statements of Operations	F-13

Combined Statements of Cash Flows	F-14

Notes to Combined Financial Statements	F-16

Selected American Golf and National Golf Properties

Combined Financial Statements as of March 31, 2008 (unaudited) and December 31, 2007 (unaudited) and for the three months ended March 31, 2008 (unaudited) and 2007 (unaudited).

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

COMBINED BALANCE SHEETS (UNAUDITED)

(In thousands)

	March 31, 2008	December 31, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$586	$485
Member receivables	68	38
Income tax receivable from parent	17	—
Inventories	75	92
Prepaid expenses and other assets	119	95

Total current assets	865	710
PROPERTY AND EQUIPMENT—Net	7,357	7,175
LEASEHOLD ADVANTAGE, Net of accumulated amortization of $3,665 and $3,487 as of March 31, 2008 and December 31, 2007, respectively	15,159	15,337
RESTRICTED CASH	38	44
DEPOSITS, LICENSES AND OTHER ASSETS	157	206
GOODWILL	948	948

TOTAL	$24,524	$24,420

The accompanying notes are an integral part of these combined financial statements		(Continued	)

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

COMBINED BALANCE SHEETS (UNAUDITED)

(In thousands)

	March 31, 2008	December 31, 2007
LIABILITIES AND OWNERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$89	$79
Accrued expenses	518	696
Other liabilities	368	323
Income tax payable to parent	—	640
Other deferred revenue	7	14

Total current liabilities	982	1,752
NOTES PAYABLE	12,601	12,674
DEFERRED INCOME TAXES	1,058	1,058
OTHER LONG-TERM LIABILITIES	442	398

Total liabilities	15,083	15,882

MINORITY INTEREST	1,063	930

COMMITMENTS AND CONTINGENCIES	—	—
OWNERS’ EQUITY	8,378	7,608

TOTAL LIABILITIES AND OWNERS’ EQUITY	$24,524	$24,420

The accompanying notes are an integral part of these combined financial statements		(Concluded	)

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands)

	For the three months ended,
	March 31, 2008	March 31, 2007
REVENUES:
Green fees	$1,045	$1,171
Cart rentals	323	362
Food and beverage sales	455	447
Merchandise sales	85	92
Other revenue	254	323

Total revenues	2,162	2,395

COSTS AND EXPENSES:
Payroll and related expenses	713	715
Cost of food and beverage sold	108	119
Cost of merchandise sold	101	62
General and administrative	264	261
Repairs and maintenance	72	47
Other operating expenses	239	248
Rents	452	487
Depreciation and amortization	209	219

Total costs and expenses	2,158	2,158
OPERATING INCOME	4	237
OTHER INCOME (EXPENSE):
Interest income	3	6
Interest expense	(231)	(384)

Total other expense	(228)	(378)
LOSS BEFORE MINORITY INTEREST	(224)	(141)
MINORITY INTEREST	(70)	(77)
INCOME TAXES (Note 1)	17	(64)

NET LOSS	$(277)	$(282)

The accompanying notes are an integral part of these combined financial statements

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	For the three months ended,
	March 31, 2008	March 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(277)	$(282)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	209	219
Amortization of intangibles	178	178
Amortization of deferred financing costs	—	45
Loss on interest rate cap agreements	—	23
Deferred rent	18	18
Minority interest	70	77
Increase (decrease) from changes in:
Member receivables	(30)	7
Inventories	17	(4)
Prepaid expenses and other assets	(24)	33
Deposits, licenses and other assets	49	1
Accounts payable	10	(215)
Accrued expenses	(49)	(4)
Other liabilities	71	85
Income taxes payable to parent	(657)	(741)
Other deferred revenue	(7)	—

Net cash used in operating activities	(422)	(560)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(391)	(36)
Decrease (increase) in restricted cash	6	(2)

Net cash used in investing activities	(385)	(38)

(Continued)

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	For the three months ended,
	March 31, 2008	March 31, 2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes payable	$(73)	$—
Net contributions from owners	1,047	621
Distributions to minority interests	(66)	(83)

Net cash provided by financing activities	908	538

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	101	(60)
CASH AND CASH EQUIVALENTS—Beginning of period	485	498

CASH AND CASH EQUIVALENTS—End of period	$586	$438

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$248	$380

The accompanying notes are an integral part of these combined financial statements		(Concluded )

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1.	ORGANIZATION AND BASIS OF PRESENTATION

AGC LLC Holding, a Delaware limited liability company (“AGC”) was formed in 1973 for the purpose of operating public and private golf and tennis facilities on leased premises. National Golf Properties LLC, a Delaware limited liability company (“NGP”) owns golf courses located throughout the United States. On February 6, 2003, both AGC and NGP were acquired by an investor group comprised primarily of Goldman Sachs’ GS Capital Partners 2000, L.P., Goldman Sachs’ Whitehall Street Global Real Estate Limited Partnership 2001 and Starwood Capital Group’s SOF-VI U.S. Holdings, LLC. As a result of this transaction, assets and liabilities of both AGC and NGP were recorded at their fair market value. Since AGC and NGP are under common ownership, the accompanying financial statements have been presented on a combined basis.

On October 29, 2007 AGC and NGP announced that they had agreed to sell 28 owned and leased golf courses (including its 50% interest in the Las Vegas Joint Venture). As of March 31, 2008 the sale of three (3) of these properties (the “Selected Portfolio”) had not closed. The sale of these remaining properties was completed in April 2008. The Selected Portfolio is as follows:

Property	Location
David L. Baker Memorial Golf Center *	California
Meadowlark Golf Course *	California
Las Vegas Golf Club* ^	Nevada

*	Leased golf course properties

^	50% Ownership of Las Vegas Joint Venture

The accompanying combined financial statements have been presented on a carve-out basis with the assets, liabilities, results of operations and cash flows of the Selected Portfolio combined from different legal entities, all of which are indirect wholly-owned subsidiaries of AGC and NGP (except for the 50% interest in the Las Vegas Joint Venture whose operations are consolidated in the financial statements due to exercise of control). The combined financial statements include allocations from AGC and NGP of certain overhead costs (see note 4). The allocation of debt, related costs and interest to the Selected Portfolio was calculated as its proportionate share of the total AGC and NGP debt which is secured by the Selected Portfolio, based on the specific amounts set forth in the loan documents. Goodwill originated from the transaction dated February 6, 2003 and was recorded at each course based on the allocated purchase price. Transactions between the entities being combined have been eliminated upon combination. Management believes that the assumptions and estimates used in preparation of the combined financial statements are reasonable. However, the combined financial statements may not necessarily reflect the Selected Portfolio’s results of operations, financial position or cash flows in the future, or what its results of operations, financial position or cash flows would have been if the Selected Portfolio had been a stand-alone company during the periods presented. Because of the nature of these combined financial statements, AGC and NGP’s net investment in the Selected Portfolio is shown as “Owners’ Equity.” Other transactions with AGC and NGP and related parties are presented in note 4.

The accompanying combined financial statements as of March 31, 2008 and December 31, 2007 and for the three months ended March 31, 2008 and 2007 are unaudited, but include all adjustments (which are normal and recurring), that are, in the opinion of management, necessary to present a fair presentation of the financial results as of March 31, 2008, December 31, 2007 and for the three months ended March 31, 2008 and 2007. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted. It is suggested that these financial statements be read in conjunction with the Selected American Golf and National Golf Properties Portfolio of Four Properties (See Note 6) December 31, 2007 financial statements and notes thereto, which include these three properties.

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. These estimates include the allocation of costs and the assessment of the collectibility of accounts receivable, use and recoverability of inventories, useful lives for amortization periods, and recoverability of goodwill, among others. Actual results could differ from those estimates.

Inventories—Inventories are stated at the lower of cost (using the first-in, first-out method) or market. Inventories consist primarily of food, beverage, golf and tennis equipment and clothing and accessories.

Revenue Recognition—Revenue from green fees, cart rentals, food and beverage sales, merchandise sales and other income (consisting primarily of range income, banquets, and club and other rental income) are generally recognized at the time of sale.

Goodwill and Other Intangible Assets—Goodwill and identifiable intangibles which consists of leasehold advantages and liquor licenses (more fully described below), recorded in connection with the purchase discussed in Note 1, are accounted for in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets.

Leasehold Advantage—is amortized on a straight line basis over the life of the leases, which range from 22 – 33 years. A leasehold advantage exists when the Selected Portfolio pays a contracted rent that is below current market rents. The value of a leasehold advantage is calculated based on the differential between market and contracted rent, which is tax effected and discounted to present value based on an after-tax discount rate corresponding to each golf course. At March 31, 2008, the following is the expected amortization expense related to leasehold advantage (in thousands):

Year Ending December 31,	Leasehold Advantage
2008	$534
2009	712
2010	712
2011	712
2012	712
Thereafter	11,777

$15,159

Liquor Licenses—The Selected Portfolio has transferable liquor licenses that have indefinite lives and are not amortized. The value assigned to each liquor license is based on the type of license (i.e., full liquor, beer and wine or beer only license), the state, city or county the license is in, and overall demand for the license.

Property and Equipment—Property and equipment are carried at cost.

Depreciation of property and equipment is computed using the straight-line method over the lesser of the estimated useful life of the asset (3 to 30 years) or the remaining term of the lease. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation and amortization account are relieved, and any gain or loss is included in operations. Expenditures for maintenance and repairs are charged to operations. Significant expenditures which extend the useful life of existing assets are capitalized.

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Capitalized Interest—The Selected Portfolio capitalizes interest expense during the period of new construction or upgrade of qualifying assets.

Operating Leases and Other Operating Expenses—Other operating expenses consist primarily of equipment leases, utilities, seed, soil and fertilizer. The three leased golf course properties and related facilities in the Selected Portfolio are under long-term operating leases. In addition to minimum payments, certain leases require payment of the excess of various percentages of gross revenue or net operating income over the minimum rental payments. The leases generally require these properties to pay taxes assessed against the leased property and the cost of insurance and maintenance. The majority of lease terms range from 10 to 20 years, and typically, the leases contain renewal options. Certain leases include minimum scheduled increases in rental payments at various times during the term of the lease. These scheduled rent increases are required to be recognized on a straight-line basis over the term of the lease.

Impairment of Assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Selected Portfolio regularly reviews long-lived assets other than goodwill and intangibles with indefinite lives (that are to be held and used or are held for sale) for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. For assets to be held and used by the Selected Portfolio, the sum of expected undiscounted future cash flows is calculated and if the sum is less than the carrying value of the asset, the Selected Portfolio recognizes an impairment loss equal to the difference between the estimated fair value and the carrying value.

The Selected Portfolio tests goodwill for impairment in November on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test consists of comparing the fair value for a reporting unit with its carrying amount, including goodwill, and, if the carrying amount of the reporting unit exceeds its fair value, comparing the implied fair value of goodwill with its carrying amount. The Selected Portfolio considers each golf course to be a reporting unit. An impairment loss would be recognized for the carrying amount of goodwill in excess of its implied fair value.

During the three months ended March 31, 2008 and 2007, the Selected Portfolio recorded no impairment losses.

Concentration of Risk—Financial instruments that potentially subject the Selected Portfolio to concentration of credit risk consist primarily of cash and cash equivalents.

The Selected Portfolio has cash in financial institutions, some of which is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000 per institution. At various times throughout the year ended December 31, 2007 and three months ended March 31, 2008, the Selected Portfolio had cash in financial institutions that was in excess of the FDIC insurance limit.

Fair Value of Financial Instruments—In June 2007, the Selected Portfolio purchased an interest rate cap in the amount of $5,900 to protect against an increase in the 30-day LIBOR on a $13.6 million variable rate loan on which the Selected Portfolio exercised the first of three one-year extension options. The interest rate cap is for a term of one year and protects the Selected Portfolio on a specific portion of the loan, which decreases over the term of the interest rate cap, on any increase in the interest rate above 5.637% per annum. SFAS No. 133 requires the Selected Portfolio to record the interest rate cap on the balance sheet at fair value and to record changes in the fair value of the interest rate cap in the statement of operations. As of March 31, 2008 and December 31, 2007, the fair value of the interest rate cap was $0.

Cash and Cash Equivalents—The Selected Portfolio considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash—Restricted cash consists of cash held as collateral to provide credit enhancement for the Selected Portfolio’s obligations related to performance under lease agreements and insurance claims for certain insurance policies.

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Income Taxes—AGC, which has subsidiaries that are corporations, accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, which prescribes an asset and liability approach. Under the asset and liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable (refundable) for the period and the change during the period in deferred tax assets and liabilities. This approach was used to determine the components of income taxes for the Selected Portfolio based on the specific identification of assets and liabilities.

NGP is a limited liability company, and as such, under current federal and state laws is not generally subject to income taxes; therefore, no provision has been made for such taxes in the accompanying combined financial statements for amounts related to NGP. Income tax for the Selected Portfolio was prepared as if the Selected Portfolio prepared a separate tax return.

Other Deferred Revenue—Other deferred revenue consists of prepaid membership dues, prepaid privileges and prepaid memberships that will be recognized as revenue within the next 12 months.

New Accounting Pronouncements—Effective January 1, 2008, the Selected Portfolio adopted, on a prospective basis, Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”) as amended by FASB Staff Position SFAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS 157-1”) and FASB Staff Position SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and provides for expanded disclosure about fair value measurements. SFAS 157 applies prospectively to all other accounting pronouncements that require or permit fair value measurements. FSP FAS 157-1 amends SFAS 157 to exclude from the scope of SFAS 157 certain leasing transactions accounted for under Statement of Financial Accounting Standards No. 13, “Accounting for Leases.” FSP FAS 157-2 amends SFAS 157 to defer the effective date of SFAS 157 for all non-financial assets and non-financial liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008.

The adoption of SFAS 157 did not have a material impact on the Selected Portfolio’s combined financial statements. Management is evaluating the impact that SFAS 157 will have on its non-financial assets and non-financial liabilities since the application of SFAS 157 for such items was deferred to January 1, 2009. The Selected Portfolio believes that the impact of these items will not be material to its combined financial statements. Assets and liabilities typically recorded at fair value on a non-recurring basis to which the Selected Portfolio has not yet applied SFAS 157 due to the deferral of SFAS 157 for such items include:

•	Non-financial assets and liabilities initially measured at fair value in an acquisition or business combination

•	Long-lived assets measured at fair value due to an impairment assessment under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

•	Asset retirement obligations initially measured under Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”

In December 2007, the FASB issued SFAS No. 160 “Non-Controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 clarifies that a non-controlling or minority interest in a subsidiary is considered an ownership interest for purposes of the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Selected Portfolio is currently assessing the impact of SFAS No. 160 on its combined financial condition, results of operations and liquidity.

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Selected Portfolio is currently assessing the impact of SFAS No. 161 on its combined financial condition, results of operations and liquidity.

3.	COMMITMENTS AND CONTINGENCIES

In addition to minimum rental payments, certain leases require payment of the excess of various percentages of gross revenue or net operating income over the minimum rental payments. The Selected Portfolio is required to maintain bonds under certain third-party agreements, as requested by certain utility providers, and under the rules and regulations of licensing authorities and other governmental agencies. As of March 31, 2008 the Selected Portfolio had approximately $21,000 of bonds outstanding related to the Selected Portfolio.

Litigation—The Selected Portfolio has continuing litigation matters and other contingencies incurred in the ordinary course of business and has recorded liabilities for the payment of these contingencies when such amounts are probable and can be estimated.

On May 29, 2007, AGC entered into a Memorandum of Understanding (MOU) in settlement of a class action suit. The settlement expense totaling $1.7 million was spread equitably across the 63 California courses operated by AGC, of which 3 courses are included in the Selected Portfolio, and the accrued liability at December 31, 2007 was $55,000. Based on the claims submitted and associate fees, AGC was required to pay $1.7 million during the three months ended March 31, 2008.

4.	RELATED PARTY TRANSACTIONS

The Selected Portfolio is wholly owned by AGC and reflects transactions with AGC for, among other things, the daily transfer of cash collections, daily cash funding to be used in operations and allocations of corporate expenses. For purposes of these combined financial statements, the net amount due to/from AGC has been classified as “Owners’ Equity.” The NGP debt is collateralized by properties not owned by NGP but leased by AGC.

AGC and NGP have allocated to the Selected Portfolio certain overhead costs, which include general and administrative services (including legal, human resources, financial and technological services) and payroll and related expenses. The combined financial statements reflect expenses which were allocated based on specific identification of costs and relative share of revenue or certain types of costs. Management believes that the methodologies used to allocate such overhead expenses for the services described above are reasonable. However, the Selected Portfolio’s expenses as a stand-alone company may be different from those reflected in the combined statement of operations.

Payroll and related expenses are comprised of the following for the three months ended March 31, (in thousands):

	2008	2007
Direct costs	$598	$612
Allocated AGC and NGP overhead	115	103

Total	$713	$715

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

General and administrative expenses are comprised of the following for the three months ended March 31, (in thousands):

	2008	2007
Direct costs	$208	$216
Allocated AGC and NGP overhead	56	45

Total	$264	$261

5.	UNCERTAIN TAX POSITIONS

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. FIN 48, effective for fiscal years beginning after December 15, 2006, seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes.

The Selected Portfolio files U.S. federal income tax returns and returns in various states’ jurisdictions. The Selected Portfolio’s policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the three months ended March 31, 2008 and 2007, we recorded no interest or penalties related to unrecognized tax benefits as a component of income tax expense.

The Selected Portfolio adopted the provisions of FIN 48 on January 1, 2007. In accordance with the requirements of FIN 48, the Selected Portfolio evaluated all tax years still subject to potential audit under state and federal income tax law, which currently include the years ended December 31, 2004, 2005, 2006 and 2007 and the three months ended March 31, 2008, in reaching its accounting conclusions. As a result, the Selected Portfolio concluded it did not have any unrecognized tax benefits or any additional tax liabilities after applying FIN 48 as of the January 1, 2007 adoption date or as of March 31, 2008. The adoption of FIN 48 therefore had no impact on the Selected Portfolio’s combined financial statements.

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

6.	PROPERTIES TO BE ACQUIRED

The following combined balance sheet consists of the four courses to be acquired as of December 31, 2007 less the property acquired in January 2008 (in thousands):

	Four Properties to be acquired as of December 31, 2007	One Property subsquently acquired in January 2008	Three Properties acquired in April 2008
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$487	$2	$485
Member receivables	57	19	38
Inventories	119	27	92
Prepaid expenses and other assets	128	33	95

Total current assets	791	81	710
PROPERTY AND EQUIPMENT—Net	8,806	1,631	7,175
LEASEHOLD ADVANTAGE	16,748	1,411	15,337
RESTRICTED CASH	54	10	44
DEPOSITS, LICENSES AND OTHER ASSETS	231	25	206
GOODWILL	948	—	948

TOTAL	$27,578	$3,158	$24,420

LIABILITIES AND OWNERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$149	$70	$79
Accrued expenses	1,014	318	696
Other liabilities	455	132	323
Income tax payable to parent	764	124	640
Other deferred revenue	15	1	14

Total current liabilities	2,397	645	1,752
NOTES PAYABLE	13,944	1,270	12,674
DEFERRED INCOME TAXES	1,884	826	1,058
OTHER LONG-TERM LIABILITIES	377	(21)	398

Total liabilities	18,602	2,720	15,882

MINORITY INTEREST	930	—	930

OWNERS’ EQUITY	8,046	438	7,608

TOTAL LIABILITIES AND OWNERS’ EQUITY	$27,578	$3,158	$24,420

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